UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: OCTOBER 23, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No       ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                 No       ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 23, 2008.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  October 23, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES CASH DISTRIBUTION

Athens, Greece, October 24, 2008 -- Capital Product Partners L.P. (Nasdaq:CPLP) today announced that its board of directors has declared a cash distribution of $0.41 per unit for the third quarter ended September 30, 2008.

The third quarter cash distribution remains unchanged from the previous cash distribution of $0.41 per unit which was paid for the period from April 1, 2008 to June 30, 2008 and is 6.5 percent higher than the third quarter 2007 distribution.  The minimum quarterly distribution at the time of the IPO was set at $0.375.

The cash distribution for the third quarter is payable on November 17, 2008, to unitholders of record on November 7, 2008.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, comprising 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

 For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

CONTACTS:   Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+30 (210) 458-4950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalpplp.com